T. Rowe Price Spectrum Fund, Inc.
Spectrum Growth Fund

The fund's investment strategy table, "Asset Allocation Ranges for Underlying Funds," has been revised to reflect the following:

Growth & Income and New Era Funds have been removed from the Spectrum Growth Fund's list of Asset Allocation Ranges for Underlying Funds.